2013 Annual Meeting of Shareholders

April 24, 2013
10 a.m.
Oswego Country Club
Oswego, New York

LOCAL. COMMUNITY. TRUST.

Pathfinder Bancorp, Inc.
Annual Meeting of Shareholders

Janette Resnick
Chairman of the Board

LOCAL. COMMUNITY. TRUST.

Introductions

President, CEO – Thomas W. Schneider
Corporate Secretary – Edward A. Mervine, Esq.

Directors:

David A. Ayoub
William A. Barclay
Chris R. Burritt
John P. Funiciello
George P. Joyce
L. William Nelson, Jr.
Lloyd "Buddy" Stemple

External Auditors:

Donald R. Taylor
Jamie L. Keiser
Bonadio & Co., LLP

Executive Officers:

James A. Dowd, CPA
Melissa A. Miller
Ronald Tascarella

Inspector of Elections

Roberta J. Davis,
Assistant Vice President

PathFinder BANCORP, INC.

Business of the Meeting

1) The election of two directors of the Board of Directors of the Company.

   - David A. Ayoub
   - Janette Resnick

PathFinder BANCORP, INC.

Business of the Meeting

2) The Advisory Vote on Executive Compensation.

PathFinder BANCORP, INC.

Business of the Meeting

3) Advisory Vote on the Frequency of Future "Say-on-Pay" Advisory Votes.

Business of the Meeting

4) Ratification of the appointment of Bonadio & Co., LLP as auditors for the Company for the fiscal year ended December 31, 2013.

PathFinder BANCORP, INC.

Report to Shareholders

<u>Thomas W. Schneider</u>

President & CEO

<u>James A. Dowd, CPA</u>

SVP & Chief Financial Officer

This discussion may contain the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expression are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties. By identifying these forward-looking statements for you in this manner, the Company is alerting you to the possibility that its actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ from those indicated in the forward-looking statements include, among others:

- *credit quality and the effect of credit quality on the adequacy of our allowance for loan losses;*
- *deterioration in financial markets that may result in impairment charges relating to our securities portfolio;*
- *competition in our primary market areas; significant government regulations, legislation and potential changes thereto;*
- *a reduction in our ability to generate or originate revenue-producing assets as a result of compliance with heightened capital standards;*
- *increased cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;*
- *the limitation on our ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations: and other risks described herein and in the other reports and statements we file with the SEC.*

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

Agenda

National/Global Economy
- Monetary Policy
- Interest Rate Trends

Regional Market
- Competitive Position
- Market Disruption

Corporate Strategy

Results

PathFinder BANCORP, INC.


The Fed's Balance Sheet ($ billions)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
QE1
QE2
QE3
Aug-07
Jan-08
Jun-08
Nov-08
Apr-09
Sep-09
Feb-10
Jul-10
Dec-10
May-11
Oct-11
Mar-12
Aug-12
Jan-13


Assets of the Federal Reserve, by Type
MBS
CBL Swaps
Loans
Agencies
Repos
Treasuries
$ Millions
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
2008-01-02
2008-02-06
2008-03-12
2008-04-16
2008-05-21
2008-06-25
2008-07-30
2008-09-03
2008-10-08
2008-11-12
2008-12-17
2009-01-21
2009-02-25
2009-04-01
2009-05-06
2009-06-10
2009-07-15
2009-08-19
2009-09-23
2009-10-28
2009-12-02
2010-01-06
2010-02-10
2010-03-17
2010-04-21
2010-05-26
2010-06-30
2010-08-04
2010-09-08
2010-10-13
2010-11-17
2010-12-22
2011-01-26
2011-03-02
2011-04-06
2011-05-11
2011-06-15
2011-07-20
2011-08-24
2011-09-28
2011-11-02
2011-12-07
2012-01-11
2012-02-15
2012-03-21

Comparison of Treasury Yield Curve



Percent
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
3 Months
1 Year
5 Year
10 Year
20 Year

	3 Months	1 Year	5 Year	10 Year	20 Year
3/31/2013	0.07%	0.14%	0.77%	1.87%	2.71%
12/31/2011	0.02%	0.12%	0.83%	1.89%	2.57%
12/31/2009	0.06%	0.47%	2.69%	3.85%	4.58%

Deposit Market Rank by County - 2012

#1 market share holder in Oswego County

Rank	Institution (ST)	Total Deposits ($000)	Market Share (%)
OSWEGO COUNTY			
1	***Pathfinder Bancorp Inc. (NY)***	***404,767***	***33.64%***
2	Fulton Savings Bank (NY)	201,607	16.76%
3	Community Bank System Inc. (NY)	156,554	13.01%
4	Bank of America Corp. (NC)	144,841	12.04%
5	NBT Bancorp Inc.(NY)	141,942	11.80%
6	KeyCorp (OH)	114,486	9.52%
7	JP Morgan Chase & Co. (NY)	38,510	3.20%
8	Woodforest Financial Group (TX)	425	0.04%
	Total for Institutions in Market	**$1,203,132**	

Meaningful penetration into Onondaga County in a short timeframe

Rank	Institution (ST)	Total Deposits ($000)	Market Share (%)
ONONDAGA COUNTY			
1	M & T Bank Corp. (NY)	2,475,309	29.09%
2	KeyCorp (OH)	1,616,652	19.00%
3	First Niagara Finl Group (NY)	808,072	9.50%
4	JPMorgan Chase & Co. (NY)	658,096	7.73%
5	Solvay Bank Corp. (NY)	583,188	6.85%
6	Bank of America Corp. (NC)	572,103	6.72%
7	Berkshire Hills Bancorp Inc. (MA)	484,424	5.69%
8	Geddes FS&LA (NY)	414,026	4.87%
9	NBT Bancorp Inc. (NY)	390,900	4.59%
10	RBS Citizens	228,559	2.69%
11	Seneca FS&LA (NY)	117,215	1.38%
12	***Pathfinder Bancorp Inc. (NY)***	***43,998***	***0.52%***
13	Fulton Savings Bank (NY)	40,048	0.47%
14	Lyons Bancorp Inc (NY)	33,341	0.39%
15	Community Bank System Inc. (NY)	28,824	0.34%
	Total for Institutions in Market	**$8,509,314**	

Source: FDIC Deposit Market Share Report as of 6-30-12 and 6-30-11

Oswego and Onondaga Market Combined

2012

Rank	Institution (ST)	Total Deposits (000's)	Market Share %
1	M & T Bank Corp. (NY)	2,475,309	25.52%
2	KeyCorp (OH)	1,731,138	17.85%
3	First Niagara Finl Group (NY)	808,072	8.33%
4	Bank of America Corp. (NC)	716,944	7.39%
5	JP Morgan Chase & Co. (NY)	696,606	7.18%
6	Solvay Bank Corp. (NY)	583,188	6.01%
7	NBT Bancorp Inc. (NY)	532,842	5.49%
8	Berkshire Hills Bancorp Inc. (MA)	484,424	5.00%
9	***Pathfinder Bancorp Inc. (NY)***	***448,765***	***4.63%***
10	Geddes FS&LA (NY)	414,026	4.27%
11	Fulton Savings Bank (NY)	241,655	2.49%
12	RBS Citizens	228,559	2.36%
13	Community Bank System Inc. (NY)	185,378	1.91%
14	Seneca FS&LA (NY)	117,215	1.21%
15	Lyons Bancorp Inc (NY)	33,341	0.34%
16	Woodforest Financial Group (TX)	425	0.00%
	Total Institution Share	**$ 9,697,887**	

2011

Rank	Institution (ST)	Total Deposits (000's)	Market Share %
1	M & T Bank Corp. (NY)	2,198,443	23.21%
2	KeyCorp (OH)	1,636,374	17.27%
3	HSBC Bank (VA)	1,170,915	12.36%
4	Bank of America Corp. (NC)	707,583	7.47%
5	JP Morgan Chase & Co. (NY)	650,846	6.87%
6	Solvay Bank Corp. (NY)	575,236	6.07%
7	Alliance Financial Corp (NY)	531,890	5.61%
8	Beacon Federal Bancorp Inc. (NY)	442,473	4.67%
9	Geddes FS&LA (NY)	410,170	4.33%
10	***Pathfinder Bancorp Inc. (NY)***	***390,318***	***4.12%***
11	Fulton Savings Bank (NY)	238,961	2.52%
12	RBS Citizens	221,678	2.34%
13	Seneca FS&LA (NY)	122,084	1.29%
14	Community Bank System Inc. (NY)	74,115	0.78%
15	First Niagara Finl Group (NY)	71,126	0.75%
16	Lyons Bancorp Inc (NY)	29,673	0.31%
17	Woodforest Financial Group (TX)	887	0.01%
	Total Institution Share	**$ 9,472,772**	

Source: FDIC Deposit Market Share Report at 6-30-12 and 6-30-11

Strategic Initiatives

- Focus on expanding opportunities in Central New York
- Focusing on under-served small business markets (Onondaga County branch opening)
- Acquisition of disenfranchised customers and employees as a result of market consolidation
- Improving operating efficiencies and effectiveness
- Managing our capital for growth and value creation

Focus on growing the Pathfinder Bank brand while maximizing franchise value

PATHFINDER BANK BRAND

↓

COMPETITIVE ADVANTAGE

LOCAL. COMMUNITY. TRUST.

2013 Action Items

- Quality Loan Growth
- Downtown Syracuse LPO+
  - loan production office
- New Internet Banking Platform

James A. Dowd

SVP & Chief Financial Officer

Balance Sheet Results

Growth

- Organic
- Balanced
- Diversified

PathFinder BANCORP, INC.

Asset Growth ($ in thousands)


$550,000
$500,000
$450,000
$400,000
$350,000
$300,000
CAGR: 8.41%
$352,760
$371,692
$408,545
$442,980
$477,796
$504,964
2008
2009
2010
2011
2012
1st Qtr 2013

$152 million

LOCAL. COMMUNITY. TRUST.

PathFinder BANCORP, INC.

Loan Growth
($ in Thousands)


$350,000
$325,000
$300,000
$275,000
$250,000
$225,000
CAGR: 8.70%
$249,872
$262,465
$285,296
$304,750
$333,748
$338,944
2008
2009
2010
2011
2012
1st Qtr 2013

$89 million

PathFinder BANCORP, INC.

Loan Portfolio Composition

3/31/2013


7%
15%
53%
25%
Residential Real Estate
Commercial Real Estate
Business Loans
Consumer Loans

12/31/2008


11%
12%
54%
22%
Residential Real Estate
Commercial Real Estate
Business Loans
Consumer Loans

Non Performing Loans to Total Loans


3.00%
2.75%
2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.93%
0.88%
2.08%
1.55%
1.66%
1.77%
2008
2009
2010
2011
2012
1st Qtr 2013

LOCAL. COMMUNITY. TRUST.

Total Loan Loss Reserves ($ in Thousands)



$5,250
$4,500
$3,750
$3,000
$2,250
$1,500
$750
$0
$2,473
$3,078
$3,648
$3,980
$4,501
$4,686
2008
2009
2010
2011
2012
1st Qtr 2013

Deposit Growth

($ In Thousands)



$400,000
$350,000
$300,000
$250,000
CAGR: 7.24%
$269,438
$287,839
$318,003
$344,138
$353,998
$384,912
2008
2009
2010
2011
2012
1st Qtr 2013

$115 million

Excludes Brokered Deposits

LOCAL. COMMUNITY. TRUST.

Deposit Portfolio Composition


3/31/2013
14.1%
17.2%
68.7%
Business
Municipal
Retail


12/31/2008
7.3%
10.2%
82.5%
Business
Municipal
Retail

PathFinder BANCORP, INC.

Pathfinder Bank Deposit Growth Outpaces Syracuse Market

Pathfinder Bank's deposit growth has outpaced the deposit growth of the Syracuse metropolitan statistical area

	Pathfinder Bank	Syracuse, NY MSA
YoY Deposit Growth 2012	**7.0%**	**1.9%**
5-Year Deposit CAGR 2007 – 2012	**8.4%**	**3.7%**
Active Branches	8	193

Source: SNL Financial
Branch-level deposit comparison data as of 6/30/12

Net Income



$2,700
$2,300
$1,900
$1,500
$1,100
$700
$300
$368
$1,615
$2,505
$2,323
$2,648
2008
2009
2010
2011
2012

LOCAL. COMMUNITY. TRUST.

Net Interest Margin



4.00%
3.80%
3.60%
3.40%
3.20%
3.00%
2.80%
3.43%
3.56%
3.73%
3.76%
3.50%
3.40%
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
3/31/2013

Revenue Trends

($ in Thousands)



$20,000
$18,000
$16,000
$14,000
$12,000
$13,461
$14,501
$16,185
$16,714
$17,484
2008
2009
2010
2011
2012

Rate/Volume Analysis Year Ended December 31, 2012

	Volume	Rate	Total Incr/(Decr)
Interest Income:			
Loans	$1,153	$(1,061)	$ 92
Investments	915	(690)	225
Interest Earning Deposits	19	2	21
Total Interest Income	2,087	(1,749)	338
Interest Expense:			
Deposits	431	(771)	(340)
Borrowings	(5)	(88)	(93)
Total Interest Expense	426	(859)	(433)
Net Change in Net Interest Income	**$1,661**	**$ (890)**	**$ 771**

Return on Average Assets


0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.11%
0.45%
0.64%
0.55%
0.57%
2008
2009
2010
2011
2012

Return on Average Equity


9.00%
7.00%
5.00%
3.00%
1.00%
1.70%
7.04%
8.07%
6.75%
6.68%
2008
2009
2010
2011
2012

LOCAL. COMMUNITY. TRUST.

PathFinder BANCORP, INC.

Stock Overview: PBHC

Price:	**$15.75**
Dividend:	**$0.12**
Current Dividend Yield:	**0.76%**
Market Capitalization	**$41.2 million**
52 Week High/Low:	**$16.50/$8.80**
Price/3/31/13 EPS:	**19.7x**
Price/Fully-Converted Tangible Book (1):	**70.5%**

(1) Fully-converted tangible book value defined as CMV/ [(CMV * MHC Shares * Estimated Net Proceeds) + Tangible Common Equity] / Total Shares Outstanding

Total Return Performance



150
125
100
75
50
25
Index Value
Pathfinder Bancorp, Inc. (MHC)
NASDAQ Composite
SNL Thrift
Source:
SNL
Financial
12/31/12

Index	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
	Period Ending					
Pathfinder Bancorp, Inc. (MHC)	100.00	63.86	58.88	90.92	96.57	113.03
NASDAQ Composite	100.00	60.02	87.24	103.08	102.26	120.42
SNL Thrift	100.00	63.64	59.35	62.01	52.17	63.45

Questions?

Voting Results

PathFinder BANCORP, INC.

Thank you.

PathFinder BANCORP, INC.

LOCAL. COMMUNITY. TRUST.